Exhibit 99.1

NXT ENERGY SOLUTIONS ENGAGES VENTURE NORTH FOR INVESTOR RELATIONS

CALGARY, ALBERTA, August 5, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; US OTC QB:NSFDF) is pleased to announce that it has engaged the services of Venture North Capital Inc. ("Venture North") to provide strategic investor relations with a specific focus on financial institutions and investment funds.

Under the terms of the engagement, which is for an initial three-month trial term, Venture North will be paid $6,000 per month.  The above contract is subject to regulatory approval.

NXT Energy will continue to work with Kin Communications, in order to service its existing retail investor base. Upon review and successful outcome of the three-month trial engagement, NXT Energy and Venture North intend to announce a more definitive and long-term contract arrangement.

About NXT Energy Solutions Inc.

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain.  SFD® is a registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing NXT Energy are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com. There is a specific risk that the Company may not be able to advance its Vertical business model in the short term, whether as a result of failing to secure acceptable financing or otherwise.

Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Greg Leavens V-P Finance & CFO (403) 206-0805 info@nxtenergy.com	Bill Mitoulas Investor Relations Manager (416) 479-9547 bmitoulas@nxtenergy.com	Kin Communications Investor Relations (604) 684-6730 / 1-866-684-6730 sfd@kincommunications.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.